Exhibit 99.1

March 25, 2022

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager- Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting - Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Ref: Our letter dated March 21, 2022

The Board of Directors of Wipro Limited have at their meeting held on March 25, 2022, which concluded at 19:40 PM 1ST, considered and approved an interim dividend of Rs. 5/- per equity share of par value Rs. 2/- each for the Financial Year 2021-22.

Pursuant to Regulation 42 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Board has fixed Wednesday, April 6, 2022 as the “record date” for the purpose of ascertaining the eligibility of shareholders for payment of interim dividend. The payment of interim dividend will be made on or before April 24, 2022.

Thanking You ,

For Wipro Limited
/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary
ENCL: As Above